                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and
Form S-8 Registration Statement File No. 33-71822.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: May 15, 2007

--------------------------------------------------------------------------------
[LANOPTICS LOGO]        LANOPTICS LTD.
                        1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                        PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                        http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
--------------------------------------------------------------------------------

CONTACT:
Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US) 1 866 704 6710 / 1 646 213 1914

FOR IMMEDIATE RELEASE

                           LANOPTICS ANNOUNCES RECORD
                           2007 FIRST QUARTER RESULTS
                                ****************

     REVENUES TOTALING $3.9 MILLION, A 172% INCREASE OVER FIRST QUARTER 2006

     YOKNEAM, ISRAEL, May 15, 2007 - LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the first quarter ended March
31, 2007.

     MAIN HIGHLIGHTS:

     o    Record revenues; increase of 172% over first quarter 2006

     o    NP-2 processor contributed over 60% of revenues

     o    Substantial decline in net loss to $1.1 million

     o    Non-GAAP net loss declined to $0.3 million

     o    First sampling of next generation NP-3 processor completed, started lab testing after end of first quarter

     TOTAL REVENUES in the first quarter of 2007 were $3.9 million, an increase of 15% compared to $3.4 million in the fourth quarter of 2006, and an increase of 172% compared to $1.4 million in the first quarter of 2006. All of LanOptics'
revenues were attributable to its 78% owned EZchip Technologies Ltd. subsidiary.

     NET LOSS for the first quarter of 2007 was $1.1 million, or $0.07 per share, compared to a net loss of $5.1 million, or $0.42 per share, in the fourth quarter of 2006, and a net loss of $2.7 million, or $0.24 per share, in the first quarter of 2006.

     On a NON-GAAP BASIS, NET LOSS for the first quarter of 2007 was $0.3 million, or $0.02 per share, compared with a non-GAAP net loss of $0.8 million, or $0.06 per share, in the fourth quarter of 2006, and a non-GAAP net loss of
$2.2 million, or $0.19 per share, in the first quarter of 2006.

     Commencing with this earnings release, LanOptics is also providing information on a non-GAAP basis as management believes it is a better measure of the Company's actual performance and enables better comparison of the performance of the core business between periods on an on-going basis.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

     "This quarter was a significant quarter for LanOptics, both in terms of business development and financial performance," COMMENTED ELI FRUCHTER,
CHAIRMAN OF THE BOARD OF LANOPTICS AND CEO OF EZCHIP. "Two of the three leading tier-1 CESR vendors are building several of their strategic platforms based on
EZchip's network processors. The first vendor that began production of several
NP-2 based products in the third quarter last year, started production of several additional products this quarter, with more on the way. The second vendor received samples of a special version of our next generation NP-3 processor for testing. We are developing the NP-3 in two distinct versions, a special version jointly developed with Marvell specifically for this tier-1 customer and a second version intended for general availability and expected to sample later this year. All in all, we are extremely encouraged by EZchip's progress with our two major CESR customers."

     MR. FRUCHTER CONCLUDED, "We generated record revenues in the first quarter, showing substantial sequential growth with a continuing decline in our net loss.
Our substantial revenue growth was primarily attributable to the strong ramp up in sales of EZchip's second-generation network processor, the NP-2, which we launched in July 2006, and contributed over 60% of the quarter's revenues. In terms of design wins, this was another strong quarter. During the quarter,
EZchip added five new design wins for NP-2 and NP-3, while five prior design wins entered production. This brings our total design wins to date to a record
109, of which over 70 are for NP-2 and NP-3 and 32 are currently in production."

USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with
United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which LanOptics believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation charges recorded in accordance with SFAS 123R, amortization of intangible assets, an in-process research and development charge and non-cash interest expense relating to redeemable preferred shares in EZchip.
Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of LanOptics' on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the
Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.
Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

CONFERENCE CALL

     The Company will be hosting a conference call later today, May 15, 2007 at
10:00am EDT, 07:00am PDT, 03:00pm UK time and 05:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions. To participate, please call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the start of the conference call. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167   UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number:03 918 0610   International Dial-in Number:+972 3 918 0610

     The conference will be broadcast live on http://www.ezchip.com. For those unable to listen to the live call, a replay of the call will be available the day after the call under the investor relations section of the website.

ABOUT LANOPTICS

     LanOptics is focused on its majority-owned subsidiary, EZchip Technologies
Ltd., a fabless semiconductor company providing high-speed network processors.
EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new
Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.

     For more information on LanOptics and EZchip, visit the web site at
http://www.ezchip.com.

     THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE
STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS
AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS,
OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND
SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY
PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT
FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL
RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY
FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT
LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET
ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC
ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF
HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH
THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO
LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT
ON FORM 20-F FILED ON MARCH 30, 2007 AND ITS CURRENT REPORTS ON FORM 6-K.
LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO
REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR
EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          -- FINANCIAL TABLES FOLLOW --

                                 LANOPTICS LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                              THREE MONTHS ENDED
                                                            --------------------------------------------------------
                                                              MARCH 31,            DECEMBER 31,           MARCH 31,
                                                                2007                  2006                  2006
                                                            ------------          ------------          ------------

Revenues                                                    $      3,905          $      3,382          $      1,435
Cost of revenues                                                   1,668                 1,422                   634
Amortization of technology                                           498                   103                    86
                                                            ------------          ------------          ------------
Gross profit                                                       1,739                 1,857                   715

Operating expenses:
Research and development, net                                      1,697                 2,032                 2,260
In-process research and development charge                            --                 2,033                    --
Selling, general and administrative                                1,197                 1,173                 1,113
                                                            ------------          ------------          ------------
   Total operating expenses                                        2,894                 5,238                 3,373
                                                            ------------          ------------          ------------

Operating loss                                                    (1,155)               (3,381)               (2,658)
Financial and other income (expenses), net                            28                (1,880)                  (81)
                                                            ------------          ------------          ------------
Loss before minority interest                                     (1,127)               (5,261)               (2,739)
                                                            ------------          ------------          ------------
Minority interest in loss of EZchip                                   20                   161                    --
                                                            ------------          ------------          ------------
Net loss                                                    $     (1,107)         $     (5,100)         $     (2,739)
                                                            ============          ============          ============

Net loss per share                                          $      (0.07)         $      (0.42)         $      (0.24)

Weighted average number of shares used in per share
calculation                                                   15,709,081            12,043,240            11,633,952
                                                            ------------          ------------          ------------

                                 LANOPTICS LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED                THREE MONTHS ENDED                THREE MONTHS ENDED
                                                          MARCH 31, 2007                   DECEMBER 31, 2006                  MARCH 31, 2006
                                                    -----------------------------     -----------------------------     -----------------------------
                                                        GAAP           Non-GAAP           GAAP           Non-GAAP           GAAP           Non-GAAP
                                                    ------------     ------------     ------------     ------------     ------------     ------------

Revenues                                            $      3,905     $      3,905     $      3,382     $      3,382     $      1,435     $      1,435
Cost of revenues                                           1,668            1,604            1,422            1,403              634              619
Amortization of technology                                   498               --              103               --               86               --
                                                    ------------     ------------     ------------     ------------     ------------     ------------
Gross profit                                               1,739            2,301            1,857            1,979              715              816
                                                            44.5%            58.9%            54.9%            58.5%            49.8%            56.9%
Operating expenses:
Research and development, net                              1,697            1,588            2,032            1,927            2,260            2,158
In-process research and development charge                    --               --            2,033               --               --               --
Selling, general and administrative                        1,197            1,110            1,173            1,069            1,113            1,068
                                                    ------------     ------------     ------------     ------------     ------------     ------------
Total operating expenses                                   2,894            2,698            5,238            2,996            3,373            3,226
                                                    ------------     ------------     ------------     ------------     ------------     ------------

Operating loss                                            (1,155)            (397)          (3,381)          (1,017)          (2,658)          (2,410)
Financial and other income (expenses), net                    28               89           (1,880)              85              (81)             169
                                                    ------------     ------------     ------------     ------------     ------------     ------------
Loss before minority interest                             (1,127)            (308)          (5,261)            (932)          (2,739)          (2,241)
Minority interest in loss of EZchip                           20               20              161              161               --               --
                                                    ------------     ------------     ------------     ------------     ------------     ------------
Net loss                                            $     (1,107)    $       (288)    $     (5,100)    $       (771)    $     (2,739)    $     (2,241)
                                                    ============     ============     ============     ============     ============     ============

Net loss per share                                  $      (0.07)    $      (0.02)    $      (0.42)    $      (0.06)    $      (0.24)    $      (0.19)

Weighted average number of shares used in per
   share calculation                                  15,709,081       15,709,081       12,043,240       12,043,240       11,633,952       11,633,952
                                                    ------------     ------------     ------------     ------------     ------------     ------------

Non-GAAP net loss                                                    $       (288)                     $       (771)                     $     (2,241)

Reconciliation items:
Stock-based compensation                                                     (193)                             (214)                             (148)
Amortization of intangible assets and discount on
   long-term loan                                                            (626)                             (183)                             (100)
In-process research and development charge                                     --                            (2,033)                               --
Accretion to redemption value of redeemable
   preferred shares in EZchip *                                                --                            (1,899)                             (250)
                                                                     ------------                      ------------                      ------------
GAAP net loss                                                        $     (1,107)                     $     (5,100)                     $     (2,739)
                                                                     ============                      ============                      ============

* As of January 1, 2007 the Company stopped the accretion to redemption value since the redemption right became within the control of the Company.

                                 LANOPTICS LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

                                                     MARCH 31,   DECEMBER 31,
                                                       2007         2006
                                                    ---------     ---------
                                                   (UNAUDITED)    (AUDITED)

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities    $  16,330     $  17,658
Trade receivables, net                                  1,897         1,706
Other receivables                                         487           683
Inventories                                             4,633         3,489
                                                    ---------     ---------
   Total current assets                                23,347        23,536

LONG-TERM INVESTMENTS:
Prepaid development and production costs, Net             233           290
Severance pay fund                                      2,028         1,951
                                                    ---------     ---------
   Total long-term investments                          2,261         2,241

PROPERTY & EQUIPMENT, NET                                 460           352

Goodwill                                               36,531        36,531
Intangible assets, net                                  3,127         3,633
                                                    ---------     ---------

   TOTAL ASSETS                                     $  65,726     $  66,293
                                                    =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                      $     864     $   1,017
Other payables and accrued expenses                     3,140         3,092
                                                    ---------     ---------
   Total current liabilities                            4,004         4,109

LONG TERM LIABILITIES:
Accrued severance pay                                   2,662         2,464
Long-term loan                                          3,398         3,337
                                                    ---------     ---------
   Total long-term liabilities                          6,060         5,801

EMPLOYEE STOCK OPTIONS IN EZchip                          751           557
PREFERRED SHARES IN EZchip                             23,770        23,770

SHAREHOLDERS' EQUITY:
Share capital                                              94            93
Additional paid-in capital                            118,048       117,716
Accumulated other comprehensive loss                      (15)          (19)
Accumulated deficit                                   (86,986)      (85,734)
                                                    ---------     ---------
   Total shareholders' equity                          31,141        32,056
                                                    ---------     ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $  65,726     $  66,293
                                                    =========     =========